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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)

                           MYND CORPORATION, FORMERLY
                      POLICY MANAGEMENT SYSTEMS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PATRIOT ACQUISITION CORP.
                          COMPUTER SCIENCES CORPORATION
                       (NAME OF FILING PERSONS (OFFEROR))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   731108-10-6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HAYWARD D. FISK, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE

    $584,871,904                                                $116,974.38

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Mynd Corporation, formerly known as Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at a price per Share of $16.00 in cash. As of June 26, 2000, based on information provided by the Company, there were
   (i) 35,585,905 Shares outstanding and (ii) approximately 968,589 options to purchase Shares that are expected to be outstanding prior to the Effective Time of the Merger (as defined herein), with the exercise price of which is less than $16.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [X]

Amount Previously Paid:    $116,974.38    Filing Party: Computer Sciences
                                                        Corporation
Form or Registration No.:  Schedule TO    Date Filed:   June 28, 2000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer subject to   [ ] going-private transaction subject
    Rule 14d-1                                to Rule 13e-3

[ ] issuer tender offer subject to        [ ] amendment to Schedule 13D under
    Rule 13e-4                                Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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         Computer Sciences Corporation ("Parent") and Patriot Acquisition Corp. ("Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on June 28, 2000 (the "Schedule TO") and subsequently amended on July 13, 2000, July 26, 2000, August 1, 2000, August 11, 2000, September 12, 2000, October 11, 2000, October 31, 2000, November 22, 2000
and December 15, 2000 with respect to Purchaser's Offer to Purchase all of the outstanding Shares of common stock, par value $0.01 per share, of Mynd Corporation, formerly known as Policy Management Systems Corporation (the "Company"). Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase dated June 28, 2000 filed as Exhibit (a)(1)(i).


ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:


         On December 21, 2000 Parent issued the press release filed as Exhibit
(a)(5)(xv), which is incorporated herein by reference.


ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:


         (a)(5)(xv) Press release issued by Parent on December 21, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         PATRIOT ACQUISITION CORP.


                                         By: /s/ LEON J. LEVEL
                                             -----------------------------------
                                             Name: Leon J. Level
                                             Title: Vice President and Treasurer



                                         COMPUTER SCIENCES CORPORATION


                                         By: /s/ LEON J. LEVEL
                                             -----------------------------------
                                             Name: Leon J. Level
                                             Title: Vice President and
                                                    Chief Financial Officer




Dated: December 21, 2000

                                  EXHIBIT INDEX


   (a)(1)(i)          Offer to Purchase, dated June 28, 2000.*
   (a)(1)(ii)         Letter of Transmittal, dated June 28, 2000.*
   (a)(1)(iii)        Notice of Guaranteed Delivery, dated June 28, 2000.*
   (a)(2)             Not applicable.
   (a)(3)             Not applicable.
   (a)(4)             Not applicable.
   (a)(5)(i)          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
                      dated June 28, 2000.*
   (a)(5)(ii)         Letter to Clients, dated June 28, 2000.*
   (a)(5)(iii)        Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.*
   (a)(5)(iv)         Press release issued by Parent on June 20, 2000.**
   (a)(5)(v)          Press release issued by Parent on June 27, 2000.***
   (a)(5)(vi)         Summary Advertisement as published in the Wall Street Journal on June 28, 2000.*
   (a)(5)(vii)        Press Release issued by Parent on July 12, 2000.*
   (a)(5)(viii)       Press Release issued by Parent on July 31, 2000.*
   (a)(5)(ix)         Press Release issued by Parent on August 10, 2000.*
   (a)(5)(x)          Press Release issued by Parent on September 11, 2000.*
   (a)(5)(xi)         Press Release issued by Parent on October 11, 2000.*
   (a)(5)(xii)        Press Release issued by Parent on October 30, 2000.*
   (a)(5)(xiii)       Press Release issued by Parent on November 22, 2000.*
   (a)(5)(xiv)        Press Release issued by Parent on December 14, 2000.*
   (a)(5)(xv)         Press Release issued by Parent on December 21, 2000.
   (b)                None.
   (c)                Not required.
   (d)(1)             Merger Agreement, dated as of June 20, 2000, by and among Parent, Purchaser and the Company.*
   (d)(2)             Letter Agreement, dated as of June 26, 2000, by and between Parent and the Company.*
   (d)(3)             Confidentiality Agreement, dated as of August 19, 1997, and amendments dated
                      March 31, 2000, and May 25, 2000, by and between Parent and the Company.*
   (d)(4)             Promissory Note, dated June 20, 2000, in aggregate principal amount of
                      $19 million by the Company in favor of Parent.*
   (d)(5)             Subordination Agreement, dated as of June 20, 2000, by and among Parent,
                      Bank of America, N.A., as agent, and the Company.*
   (e)                Not required.
   (f)                Not required.
   (g)                Not applicable.
   (h)                Not applicable.


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*   Previously filed as an exhibit to the Schedule TO.

**  Incorporated by reference to the Schedule TO-C filed on June 20, 2000.

*** Incorporated by reference to the Schedule TO-C filed on June 27, 2000.